Exhibit 35.9

[SunTrust Logo]

REGULATION AB

SECTION 1123 COMPLIANCE STATEMENT

SunTrust Mortgage, Inc.

901 Semmes Avenue, MTG-1705

Richmond, VA 23224

Ladies and Gentlemen,

Reference is made to that certain Regulation AB Agreement, dated as of December 1, 2006, between SunTrust Bank (the “Bank”) and SunTrust Mortgage, Inc. (the “Agreement”). Capitalized terms used but not defined herein have the meanings given to such terms in the Agreement.

A review of the Bank’s activities during the twelve month period ending December 31, 2014 (the “Reporting Period”) and of its performance of the Custodial Services has been made under our respective supervision.

To the best of our respective knowledge, based on such review, the Bank has fulfilled all of its obligations under the Custodial Services, respectively, in all material respects throughout the Reporting Period.

SUNTRUST BANK
Solely with respect to Custodial Services

By:	/s/ Terri Stoots
Terri Stoots
Vice President
Date: February 27, 2015